X AB 6/23

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10031546

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section
JUN 2 1 2010
Washington, DC
124

SEC FILE NUMBER
8 - 03337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ALBERT FRIED & COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 BROAD STREET, 39TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS ALBURTUS 212-422-7299
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN KASS & COMPANY, PC
(Name -- *if individual, state last, first, middle name*)

4 BECKER FARM ROAD	ROSELAND	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/23

OATH OR AFFIRMATION

I, THOMAS ALBURTUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALBERT FRIED & COMPANY, LLC, as of ~~DECEMBER 31~~ st 16 June, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER
Title



Notary Public

AMIT RABADIA
Notary Public, State of New York
No. 01RA6193448
Qualified in New York County
Commission Expires September 15, 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unedited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RECEIVED
PROCESSING
2010
193
SECTION

ALBERT FRIED & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

ALBERT FRIED & COMPANY, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Albert Fried & Company, LLC

We have audited the accompanying statement of financial condition of Albert Fried & Company, LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Albert Fried & Company, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 25, 2010

ALBERT FRIED & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS	
Cash	$ 114,786
Cash segregated in compliance with federal regulations	12,326,492
Deposits with clearing organizations	3,496,328
Receivable from brokers-securities borrowed	1,141,800
Receivable from brokers-fail to deliver	730,880
Receivable from brokers	3,331,458
Securities owned, at fair value	108,698,106
Receivable from customers	2,280,665
Interest receivable	553,727
Other assets	1,098,793
Total Assets	$ 133,773,035
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Draft payable	$ 150,965
Accounts payable and accrued expenses	1,492,506
Payable to brokers	2,668,290
Payable to brokers-fail to receive	72,105
Payable to customers	13,220,004
Payable to noncustomers	44,248,329
Securities sold not yet purchased	2,564,131
Total Liabilities	64,416,330
Members' drawing accounts	10,597,299
Members' equity	58,759,406
	$ 133,773,035

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Organization

Albert Fried & Company, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of New York. The Company provides clearing and execution of security and option transactions for customers, makes inter-dealer markets in certain corporate securities over the counter and conducts correspondent clearing for other registered security brokers and dealers. In addition, the Company is engaged in the proprietary trading of securities for its own account.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is a member of the American Stock Exchange, LLC (the "ASE"), the Options Clearing Corporation ("OCC"), the International Securities Exchange ("ISE"), the New York Stock Exchange ("NYSE"), the Nasdaq Stock Market ('NASDAQ"), and the Bats Exchange ("BATS").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

These financial statements were approved by management and available for issuance on February 25, 2010. Subsequent events have been evaluated through this date.

Depreciation

Depreciation of property and equipment is provided for based upon the provisions of the Internal Revenue Code (the "Code"). Such depreciation does not differ materially from that which would be recorded under generally accepted accounting principles. The estimated useful lives of the assets range from 5 to 15 years. Leasehold improvements are depreciated over the remaining life of the lease.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on the trade-date basis. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both interest income and expense on these outstanding debit and credit balances, respectively.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management with the resulting unrealized gains and losses reflected in the statement of operations.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Investments in money market and mutual funds consist of highly liquid, short term investments. The carrying value approximates fair value and is categorized in Level 1 of the hierarchy.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

U.S. Government Obligations

The fair value of U.S. government obligations is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves. U.S. government obligations are generally categorized in Level 1 of the fair value hierarchy.

Corporate Obligations

The fair value of corporate obligations is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the obligation. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate obligations are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Municipal Obligations

The fair value of municipal obligations is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond- or credit-default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Derivative Contracts

The fair value of derivative contracts are reported at open trade equity. The derivative contracts are generally categorized in Level 2 or 3 of the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Commission Expense

The Company ensures that any soft dollar arrangements with customers falls within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

Members' Drawing Accounts

The Company has segregated member drawing accounts as members' drawing accounts on the statement of financial condition. Contributions from members held within these accounts may be withdrawn within one year of the date of contribution and are therefore not considered allowable for net capital in accordance with SEC's Uniform Net Capital rule 15c3-1.

Income Taxes

No provision for federal and state income taxes have been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable to its Members on their individual income tax returns. The Company is subject to New York City unincorporated business tax. Deferred income taxes arise primarily from unrealized gain (losses) on securities owned and securities sold, not yet purchased and net operating loss carryforwards.

At December 31, 2009, the Company has New York City net operating loss carryforwards (NOLs) of approximately $32,200,000, which expire through 2024. The deferred tax asset from the Company's NOLs is approximately $1,400,000. A valuation allowance for the full amount of the deferred tax asset has been established.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2004. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. This policy has been applied to all existing tax positions upon the Company's initial adoption for the period ended December 31, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALBERT FRIED & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
Investments in equity securities, at fair value	$ 3,030,616	$ 117,183	$ -	$ 3,147,799
Investments in corporate obligations, at fair value		29,797,825		29,797,825
Investments in municipal obligations, at fair value		17,125,000		17,125,000
Investments in U.S. government obligations, at fair value	9,618,800			9,618,800
Investments in money market and mutual funds, at fair value	48,936,682			48,936,682
Investment in options, at fair value		72,000		72,000
Securities owned, at fair value	$ 61,586,098	$ 47,112,008	$	$ 108,698,106
Liabilities				
Equity investments in securities sold short, at fair value	$ 2,501,081	$ -	$ -	$ 2,501,081
Option investments in securities sold short, at fair value		63,050		63,050
	$ 2,501,081	$ 63,050	$ -	$ 2,564,131

3. Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1,500,000 or 2% of the rule 15c3-3 aggregate debit items, as defined.

At December 31, 2009, the Company had net capital of $20,341,423 which exceeded its requirement of $1,500,000 by $18,841,423. As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 4, 2010, to comply with its December 31, 2009 requirements, cash in the amount of $12,138,704 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirement of $10,919,777.

As a clearing broker-dealer, the Company had elected to compute a reserve requirement for Proprietary Accounts of Introducing Brokers/Dealers ("PAIB calculation", as defined.) The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. As of January 4, 2010, to comply with its December 31, 2009 requirement, cash in the amount of $688,310 has been segregated in a special reserve account for the exclusive benefit of PAIB accounts exceeding actual requirements by $107,182 in accordance with its PAIB calculation.

4. Receivable from/payable to customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

The Company engages in an automatic money market sweep program where upon some customer free credit balances are swept nightly into the Dreyfus Cash Management Fund. Through September 15, 2008 customer free credit balances were swept into the Reserve Primary Fund (the "Fund"). On September 16, 2008 the Fund's net asset value fell below $1.00 per share. The assets were subsequently frozen to redemption and a Plan of Liquidation was adopted by the Fund's Board of Trustees in conjunction with the Securities and Exchange Commission. As of December 31, 2009, approximately 98% of the Fund's assets were returned to investors. Future distributions will follow the Fund's adopted plan of liquidation.

5. Receivable from/payable to noncustomers

The receivable/payable to noncustomers represents accounts held with Members.

6. Loans, advances, acceptances and letters of credit

The Company maintains a Master Promissory Note with a major financial institution whereby the Company may access funds, at the bank's sole discretion, on a fully collateralized basis. In 2008, the Company utilized this non-committed credit arrangement for up to $35,000,000. In 2009, the Company did not utilize the arrangement other than an outstanding balance of $5,000.

7. Commitments

The Company is obligated under non-cancelable operating leases for office and other space expiring on various dates through July 2017. The leases contain provisions for escalation based on certain costs incurred by the lessor. Rent expense under these agreements for the year ended December 31, 2009 was approximately $245,000.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Year Ending December 31,	
2010	$ 240,000
2011	179,000
2012	183,000
2013	187,000
2014	191,000
Thereafter	496,000
	$ 1,476,000

8. Contingencies

The Company and several other parties have been named as defendants in an action brought by the Chapter 11 Trustee of Geneva Holdings Corporation ("Geneva"). The Company has been a secured creditor of Geneva, and has received a fee in connection with the making of the loan.

The Company, Geneva and other related trustees have executed a settlement agreement whereby the Company will collect amounts previously written off and be released and forever discharged from any and all actions of the Trustees released claims. This settlement is contingent on the Bankruptcy Court issuing a final order approving this agreement. It is expected that this will occur at a time prior to the end of the 1st quarter of 2010.

In the opinion of management, the above settlement will not have a material effect on the financial position of the Company.

9. Concentrations of credit risk

In the normal course of business, the Company enters into various debt, option, futures and equity transactions as principal or agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risks in the event the customer or other broker is unable to fulfill its contracts obligations and the Company has to purchase or sell the financial instrument underlying the contract at loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral or loans for such securities in support of various financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company clears certain of its proprietary transactions through other broker-dealers. The amounts receivable from brokers include balances relating to the aforementioned proprietary transactions.

Cash segregated for the exclusive benefit of customers of approximately $11,638,000 and proprietary accounts of introducing brokers of approximately $688,000 are maintained in one bank. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2009.

10. Derivative financial instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: commodity price and equity price risks. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk should its counterparties fail to meet the terms of their contracts.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

10. Derivative financial instruments (continued)

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Premiums and unrealized gains and losses for written and purchased option contracts, as well as unrealized gains and losses on interest rate swaps, are recognized gross in the statement of financial condition as principal transactions.

The following table identifies the net gain and loss amounts included in the statement of operations as net gain (loss) from derivative contracts, categorized by primary underlying risk, for the year ended December 31, 2009.

Silver	$ (382,000)
Equity - S&P	(4,564,000)
Equity - options	5,000
Total loss from derivative transactions	$ (4,941,000)

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2009.

	Derivative assets	Derivative liabilities
Equity price		
Options	$ 72,000	$ 63,050

11. Subsequent event

On January 28, 2010, the Company temporarily suspended its Automated Client Money Market Sweep to the Dreyfus Cash Management Fund ("DCM") due to the lack of interest paid to clients. The Company has decided to move all clients into cash until yields return or an alternative investment can be offered. Until such time, cash balances will be held at the Customer Reserve Special Purpose Account maintained at JP Morgan Chase pursuant to SEC Rule 15c3-3.